UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

*Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Pfizer Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for plan benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we or our predecessor firms began serving as the Plan’s auditor; however, we are aware that we or our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 9, 2022

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2021	2020
Assets
Investments, at fair value
Pfizer Inc. common stock	$2,551,800	$1,718,117
Viatris Inc. common stock	—	105,494
Common/collective trust funds	15,372,770	13,113,001
Mutual funds	1,368,216	1,353,269
Self-directed brokerage account	343,878	306,705
Total investments, at fair value	19,636,664	16,596,586

Investments, at contract value
T. Rowe Price Stable Value Fund	1,637,406	1,688,830
Total investments	21,274,070	18,285,416

Receivables
Participant contributions	—	11,504
Company contributions	316,951	315,549
Notes receivable from participants	96,764	103,154
Securities sold	—	815
Interest and other	1,339	1,748
Total receivables	415,055	432,770
Total assets	21,689,125	18,718,186

Liabilities
Investment management fees payable	830	549
Total liabilities	830	549
Net assets available for plan benefits	$21,688,295	$18,717,636
Amounts may not add due to rounding.

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2021
Additions/(reductions) to net assets attributed to:
Investment income
Net appreciation in investments	$3,438,321
Pfizer Inc. common stock dividends	72,234
Interest income	52,704
Dividend income from other investments	11,605
Total investment income	3,574,865
Interest income from notes receivable from participants	5,301
Less: Investment management, redemption and loan fees	(4,839)
Net investment and interest income	3,575,326

Contributions
Participant	489,098
Company	456,196
Rollovers into the Plan	113,157
Total contributions	1,058,451
Total additions	4,633,778

Deductions from net assets attributed to:
Benefits paid to participants	1,698,688

Net increase	2,935,090

Transfers into the Plan	35,569

Net assets available for plan benefits
Beginning of year	18,717,636
End of year	$21,688,295
Amounts may not add due to rounding.

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Recent Transactions and Events Impacting the Plan

On October 18, 2019, the Company acquired Ignite Immunotherapy, Inc. (Ignite). Former Ignite colleagues became eligible for participation in the Plan on November 1, 2019. The TriNet 401(k) Plan for Employees of Ignite Immunotherapy, Inc. was merged into the Plan after the close of business on November 3, 2020.

Effective April 1, 2020, the Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) due to the COVID-19 global pandemic, which allowed participants to take special withdrawals and defer loan repayments through December 31, 2020 as permitted under the CARES Act.

On November 16, 2020, the Company completed a spin-off and the combination of the Upjohn Business, Pfizer’s former global, primarily off-patent branded generics business, with Mylan N.V. (Mylan) to form Viatris, Inc. (Viatris). As a result, the Plan was amended in November 2020 to reflect that certain employees transferred to Viatris and were no longer eligible for the Plan; however, such employees remained eligible to receive the quarterly Company matching contributions and the 2020 Retirement Savings Contribution (RSC), each as described in the Contributions section below, earned through the transaction date. Such employees also became 100% vested in their RSC account in the Plan. Additionally, the Plan was amended and three Viatris stock funds were established, one for each of the respective three existing Pfizer stock funds that received the special dividend paid to shareholders of Pfizer Inc. common stock in the form of Viatris common stock in connection with the spin-off. The Savings Plan Committee of the Company (the Plan Administrator) appointed Gallagher Fiduciary Advisors, LLC (Gallagher) as an independent fiduciary and investment manager for the Viatris stock funds. The Viatris stock funds were frozen to new contributions and investment elections as of November 16, 2020, and ceased to be investment funds offered to participants of the Plan on September 29, 2021. The Viatris stock funds were liquidated and proceeds were reinvested in other funds at that time.

On April 27, 2021, the Company acquired Amplyx Pharmaceuticals, Inc. (Amplyx) and adopted and assumed sponsorship of the Oasis Retirement Savings Plan FBO Amplyx Pharmaceuticals Inc. (the Amplyx Plan). Former Amplyx employees became eligible for participation in the Plan on August 1, 2021. All account balances totaling $1.7 million were transferred and merged into the Plan on December 10, 2021.

On June 1, 2021, as a result of becoming non-union employees, former participants of the Wyeth Union Savings Plan (the Union Plan), another plan sponsored by the Company, became eligible for participation in the Plan. All account balances totaling $33.9 million were transferred and merged into the Plan on November 1, 2021.

On November 17, 2021, the Company acquired Trillium Therapeutics Inc. (Trillium) and the Company adopted and assumed sponsorship of the Trillium Therapeutics USA, Inc. 401(k) Plan (the Trillium Plan). On January 1, 2022, former Trillium employees became eligible for participation in the Plan and the Trillium Plan is expected to merge into the Plan in July 2022.

Plan Administration

The Plan is administered by the Plan Administrator, the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Plan Administrator.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Administrative Costs
Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both subject to annual IRS limits. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions; however, these contributions are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than with each pay date. In addition, participants generally must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. Starting in 2019, the Company began adding up to a total of five points to a participant’s age and/or service under certain U.S. separation programs to help those participants age 50 and older as of their termination date reach retirement milestones under certain benefits. One “point” equates to one year added to your age or service. If a participant exits the Company under one of the five point-eligible separation programs and, as of the termination date, is within five points of retirement treatment under the Plan, the participant will be deemed to have reached retirement eligibility without continued employment with the Company. These five points can be added to the participant’s age, service, or both (up to a total of five points), to help the participant reach retirement eligibility under the Plan. These programs are expected to continue through 2022. In January 2021, the Company funded the fourth quarter 2020 Company matching contributions in the amount of approximately $34.2 million. In January 2022, the Company funded the fourth quarter 2021 Company matching contributions in the amount of approximately $33.8 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations. Any excess contributions are refunded to participants in the following year, as applicable.

The Plan includes a Roth 401(k) in-plan conversion option, which allows participants to transfer after-tax dollars into the Roth account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes.

The Plan also includes an RSC, which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. The RSC contributions are deposited into the Plan annually, following the close of the Plan year, usually in February. In general, participants must be actively employed on the last day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the RSC. In February 2021, the Company funded the RSC for Plan year 2020 in the amount of approximately $281.3 million. In February 2022, the Company funded the RSC for Plan year 2021 in the amount of approximately $283.2 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2021 and 2020, the market value of forfeitures available for use totaled approximately $0.9 million and $0.7 million, respectively. In 2021 and 2020, Company contributions were reduced by approximately $5.6 million and $7.7 million, respectively, from forfeited amounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans (including defined benefit plans) into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan, including a self-directed brokerage account. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan, (iii) are covered by a collective bargaining agreement and have negotiated a different eligibility date or (iv) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2021 and 2020. Under the provisions of the CARES Act referenced above, participants could elect to defer loan repayments for up to one year from the period beginning March 27, 2020 to December 31, 2020. Additionally, participants did not default on loans during this same period due to the adoption of the CARES Act.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the contract value of the fully benefit-responsive investment contracts, and the statement of changes in net assets available for plan benefits are prepared on a contract value basis.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct investments in Synthetic Investment Contracts (SICs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4 for additional information.

See Note 5 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.
3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed there are no uncertain positions taken that would require recognition of a liability (or

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2018.
4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund, which is composed of fully benefit-responsive SICs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The value of SICs held by the plan totaled approximately $1.6 billion and $1.7 billion as of December 31, 2021 and 2020, respectively.

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.
5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2021
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$2,551,800	$—	$2,551,800
Common/collective trust funds	—	15,372,770	15,372,770
Mutual funds	1,368,216	—	1,368,216
Self-directed brokerage account	343,878	—	343,878
Total	$4,263,894	$15,372,770	$19,636,664

	Fair Value as of December 31, 2020
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$1,718,117	$—	$1,718,117
Viatris Inc. common stock	105,494	—	105,494
Common/collective trust funds	—	13,113,001	13,113,001
Mutual funds	1,353,269	—	1,353,269
Self-directed brokerage account	306,705	—	306,705
Total	$3,483,586	$13,113,001	$16,596,586
Amounts may not add due to rounding.
6. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. In November 2020, the Plan was amended in connection with the spin-off and the combination of Pfizer’s former Upjohn Business with Mylan and the Viatris stock funds were established (see Note 1 for additional information). The Plan also invested in shares of the Plan Sponsor and Viatris; therefore, these transactions qualify as party-in-interest transactions.
7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock and through September 29, 2021, Viatris common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
9. Subsequent Events

Effective January 1, 2022, retirement as it relates to company matching and RSC contribution eligibility is defined as at least age 62 with at least 5 years of service.

On January 1, 2022, eligibility ceased for certain participants as a result of the sale of Meridian Medical Technologies, Inc. (Meridian), a subsidiary of the Company, pursuant to the Stock Purchase Agreement by and between King Pharmaceuticals LLC, the Company, Meridian and MMT Acquisition Company, LLC. (Meridian Agreement) signed November 1, 2021.
On March 11, 2022, the Company acquired Arena Pharmaceuticals, Inc. (Arena), a clinical stage company, and adopted and assumed sponsorship of the ARENA Pharmaceuticals, Inc. 401(k) Plan (the Arena Plan). Former Arena employees may become eligible for participation in the Plan during 2022.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 9, 2022, the date at which the financial statements were issued, and no additional events were noted which warrant adjustments to, or disclosure in, the financial statements.
10. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Additionally, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2021	2020
Net assets available for plan benefits per the financial statements	$21,688,295	$18,717,636
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	23,763	74,474
Amounts allocated to withdrawing participants	(8,993)	(1,310)
Deemed distributions	(3,570)	(3,362)
Net assets available for plan benefits per Form 5500	$21,699,495	$18,787,438

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2021
Benefits paid to participants, including rollovers, per the financial statements	$1,698,688
Amounts allocated to withdrawing participants and deemed distributions at end of year	12,563
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(4,672)
Benefits paid to participants, including rollovers, per Form 5500	$1,706,579

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2021
Net appreciation in investments per the financial statements	$3,438,321
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	23,763
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(74,474)
Net appreciation in investments per Form 5500	$3,387,610

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2021
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

*	Pfizer Inc. Common Stock	Common stock				$2,551,800

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				72,360
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund				436,133
*	NTGI – S&P 500 Index Fund	Collective trust fund				2,961,062
	BlackRock MidCap Equity Index Fund	Collective trust fund				721,389
	BlackRock International Equity Index Fund	Collective trust fund				147,806
*	Fidelity Large Cap Growth Fund	Collective trust fund				3,104,667
	Oppenheimer Developing Markets Fund	Collective trust fund				202,723
	Boston Partners Large Cap Value Fund	Collective trust fund				646,168
	Wellington International Research Equity ex
	Emerging Markets Fund	Collective trust fund				569,294
	Vanguard Target Retirement Income Trust Select	Collective trust fund				365,244
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund				97,967
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				625,875
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				834,735
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				1,447,715
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				898,737
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				1,092,170
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				559,594
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				308,752
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				196,000
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund				84,381
	Total common/collective trust funds					15,372,770

	T. Rowe Price Small Cap Stock Fund	Mutual fund				640,883
	Diversified Bond Fund – Core	Mutual fund				654,587
	Diversified Bond Fund – High Yield	Mutual fund				36,331
	Diversified Bond Fund - Emerging Markets	Mutual fund				36,415
	Total mutual funds					1,368,216

	Self-Directed Brokerage Account	Self-directed brokerage account				343,878

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2021
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost****	Current Value

	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.06%	**		163,000
***	JPMorgan Securities, LLC Contract #ATRPPFIZER 01	Synthetic investment contract	2.11%	**		153,058
***	New York Life Insurance Company GIC Contract #GA-29302	Synthetic investment contract	1.88%	**		176,165
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.13%	**		218,333
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.07%	**		131,121
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.17%	**		254,357
***	Massachusetts Mutual Life Insurance Company Contract #30011	Synthetic investment contract	1.80%	**		175,540
***	Metropolitan Life Insurance Company Contract #38127	Synthetic investment contract	2.23%	**		224,231
***	Pacific Life Insurance Company Contract #G-27852.01.001	Synthetic investment contract	1.97%	**		141,598
	Total T. Rowe Price Stable Value Fund					1,637,406

	Total investments					21,274,070

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%				96,764
		Maturity Dates: 2022 - 2037
	Total					$21,370,834

*	Party-in-interest as defined by ERISA
**	Open-ended maturity
***	Current value represents contract value
****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 9, 2022